Curtiss-Wright Corporation
130 Harbour Place Drive, Suite 300
Davidson, NC 28036

Via EDGAR

November 14, 2018

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Office of Manufacturing and Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    Curtiss-Wright Corporation
Form 10-K for the fiscal year ended December 31, 2017
Filed on February 22, 2018
Form 10-Q for the period ended June 30, 2018
Filed on July 26, 2018
File No. 001-00134

Dear Mr. O’Brien:

We are responding to the comment letter dated November 5, 2018, relating to the above documents.

For ease of response, we have repeated the Staff’s comment in bold text preceding our response.

Form 10-Q for the period ended June 30, 2018
2. Revenue, page 12:

1.
Given you have historically considered incentives, awards, price escalations, liquidated damages and penalties related to performance on contracts in estimating revenue, please expand your disclosures to highlight whether any of the consideration in your contracts is considered variable and whether such consideration is typically constrained. Your disclosures should also highlight the methods, inputs and assumptions used for estimating any variable consideration. See ASC 606-10-50-12(b) and ASC 606-10-50-20.

Response:
We acknowledge the Staff’s comments. In future filings beginning with the 2018 Form 10-K, we will modify our disclosure in Note 2 to the Consolidated Financial Statements to state as follows:
“Under ASC 606, revenue is recognized when control of a promised good and/or service is transferred to a customer at a transaction price that reflects the consideration that the Corporation expects to be entitled to in exchange for that good and/or service. The transaction price in these arrangements may include estimated amounts of variable consideration including but not limited to incentives, awards, price escalations, liquidated damages, and penalties, only to the extent that it is probable that a significant reversal of cumulative revenue recognized to date around such variable consideration will not occur. The Corporation estimates variable consideration to be included in the transaction price using either the expected value method or most likely amount method, contingent upon current facts and circumstances as well as historical information related to similar arrangements. Variable consideration associated with the Corporation’s respective arrangements is not typically constrained.”
In connection with responding to your comment, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding any of the items addressed in this letter, please contact me at (704) 869-4651, or in my absence, K. Christopher Farkas at (973) 541-3723.

Very truly yours,

/s/ Glenn E. Tynan
Glenn E. Tynan, Vice President
and Chief Financial Officer